COOPERATION AGREEMENT

This Cooperation Agreement (this "**Agreement**"), effective as of September 15, 2023 (the "**Effective Date**"), is entered into by and among Research Solutions, Inc., a Nevada corporation (the "**Company**"), on the one hand, and Peter Derycz, Bristol Investment Fund, Ltd., Bristol Capital Advisors, LLC and Paul Kessler (collectively, the "**Investor Group**"), on the other hand. The Company and the Investor Group are together referred to herein as the "**Parties**," and each of the Company and the Investor Group, respectively, a "**Party**." Unless otherwise defined herein, capitalized terms shall have the meanings given to them in Section 18 herein.

WHEREAS, as of the Effective Date, the Investor Group beneficially owns an aggregate of 5,921,930 shares of common stock, par value $0.001 per share, of the Company (the "**Common Stock**");

WHEREAS, on August 16, 2023, Mr. Derycz delivered a notice to the Company (the "**Notice**") of his intent to nominate certain individuals for election to the Company's board of directors (the "**Board**") at the Company's 2023 annual meeting of stockholders (including, without limitation, any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the "**2023 Annual Meeting**"); and

WHEREAS, the Company and the Investor Group desire to enter into this Agreement regarding compositional changes to the Board and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the promises, representations and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.   Board Composition and Other Company Matters.

(a)   New Director.

(i) Effective as of the Effective Date, the Board, and all applicable committees of the Board, shall take all necessary actions to terminate Mr. Derycz's employment without Cause (as such term is defined in that certain Amended and Restated Executive Employment Agreement, dated as of March 29, 2021, between the Company and Mr. Derycz (the "**Employment Agreement**")), resulting in the resignation of Mr. Derycz from the Board and any committees thereof on which he serves, and from any positions that he holds with the Company and any of the subsidiaries of the Company as of the Effective Date in accordance with the terms of the Employment Agreement.

(ii)   As soon as reasonably practicable following the Effective Date, the Board, and all applicable committees of the Board, shall take all necessary actions to identify and appoint one (1) new director (the "**New Director**") to the Board to fill the vacancy following and resulting from Mr. Derycz's departure from the Board, exclusive of any vacancies on any committees of the Board on which Mr. Derycz had served immediately prior to his departure. Prior to any such appointment, the New Director shall be mutually agreed upon by the Board and the Investor Group, each cooperating in good faith, and shall be independent of and not be an Affiliate or Associate of the Investor Group.

(iii)   The Board, and all applicable committees of the Board, shall take all necessary actions to nominate the New Director as a candidate for election to the Board at the 2023 Annual Meeting, to be held no later than November 14, 2023, with a term expiring at the Company's 2024 annual meeting of stockholders (the "**2024 Annual Meeting**"). The Company shall recommend, support and solicit proxies for the election of the New Director at the 2023 Annual Meeting in a manner no less rigorous and favorable than the manner in which the Company supports the Board's other nominees in the aggregate.

(iv)   Prior to the appointment of the New Director, the Board shall determine whether the New Director is an "Independent Director," as defined in The Nasdaq Stock Market LLC (the "**Nasdaq Stock Market**") Listing Rule 5605 (or applicable requirement of such other national securities exchange designated as the primary market on which the Common Stock is listed for trading). In connection with the foregoing, and as a condition to the appointment of the New Director to the Board, the New Director shall (A) provide (x) such information required to be or customarily disclosed by directors or director candidates in proxy statements or other filings under applicable law or stock exchange regulations, (y) such information reasonably requested by the Board in connection with assessing eligibility, independence, and other criteria applicable to directors or satisfying compliance and legal obligations and (z) a fully completed and executed copy of the Company's director candidate questionnaire (substantially in the form completed by the Company's incumbent non-management directors), in each case, as promptly as practicable to enable the timely filing of the Company's proxy statement and other periodic reports with the Securities and Exchange Commission (the "**SEC**") and (B) have participated in customary procedures for new director candidates, including, without limitation, an appropriate background check comparable to those undergone by other non-management directors of the Company and interview with the Nominating and Governance Committee of the Board.

(b)   <u>Indemnification and Advancement of Expenses; Compensation</u>.

(i) In connection with <u>Section 1(a)(i)</u>, the Parties agree that Mr. Derycz shall be entitled to all applicable rights with respect to indemnification and the advancement of expenses as provided under that certain Indemnification Agreement, dated as of June 22, 2015, by and among the Company and Mr. Derycz (the "**Indemnification Agreement**"), the Articles of Incorporation, the Bylaws and/or Nevada law for all Pending Clams (as defined below). For the avoidance of doubt, the Parties acknowledge and agree that nothing in this Agreement (inclusive of the foregoing and Section 6) shall be deemed to limit, abridge, amend, change or otherwise modify in any way any right to indemnification or advancement of expenses under the Indemnification Agreement, the Articles of Incorporation, the Bylaws and/or Nevada law with respect to any claims, losses or other actions Mr. Derycz is unaware of as of or which the Company and/or Mr. Derycz are made aware of after the Effective Date, in each case, related to, arising out of or in connection with Mr. Derycz's prior service as a director or officer of, or in any other position with, the Company or any of its Affiliates (the "**Preserved Indemnification Rights**"), which remain in full force and effect in accordance with their terms, as applicable, and consistent with the rights of other former directors and officers of the Company.

(ii)   Each of the Parties acknowledges that all known, pending claims, losses or other actions related to, arising out of or in connection with Mr. Derycz's prior service as a director or officer of, or in any other position with, the Company of any of its Affiliates, as well as Mr. Derycz's claims with respect to indemnification and the advancement of expenses, in each case as of the Effective Date, are included in Exhibit A (the "**Pending Claims**").

(iii)   Upon execution of the release set forth in Exhibit A of the Employment Agreement, Mr. Derycz shall receive his present base compensation paid through March 28, 2024 (the end of his term as defined in that certain Amended and Restated Executive Employment Agreement, dated as of March 29, 2021, by and between the Company and Mr. Derycz), in accordance with the Company's regular payroll practices. Such base compensation shall be paid in ordinary course, less all relevant taxes and other withholdings, on each regular payroll date commencing on September 15, 2023 and ending on March 31, 2024. In addition, Mr. Derycz shall be entitled to receive his remaining bonus in respect of the 2023 fiscal year in the amount of $17,055, such amount to be paid in one lump sum on the first payroll date following the Effective Date, and, as of the Effective Date, shall receive immediate vesting on his 60,278 shares of Common Stock. The Parties acknowledge and agree that Mr. Derycz shall not be entitled to any other compensation for services performed for the Company prior to the Effective Date. During such time as Mr. Derycz continues to be paid severance by the Company, he will work in good faith with the Company to assist in the transition of any items that require transition by nature of his departure from the Company.

(c)   Board Policies and Procedures. Each Party acknowledges that the New Director, upon appointment to the Board, shall be governed by all of the same policies, processes, procedures, codes, rules, standards and guidelines applicable to members of the Board, including, without limitation, the Company's Code of Ethical Conduct and any other policies on stock ownership, public disclosures, legal compliance and confidentiality (collectively, the "**Company Policies**") and all applicable rules and regulations of The

Nasdaq Stock Market (including, without limitation, its independence standards), and will be required to strictly adhere to the Company's policies on confidentiality imposed on all members of the Board. The Company agrees that upon appointment to the Board, the New Director shall receive (i) the same benefits of director and officer insurance as all other non-management directors on the Board, (ii) the same compensation for his or her service as a director as the compensation received by other non-management directors on the Board and (iii) such other benefits on the same basis as all other non-management directors on the Board.

2.　　Withdrawal of Proxy Contest and Related Matters. Concurrently with and effective upon execution of this Agreement, the Investor Group shall (a) irrevocably withdraw or cause the irrevocable withdrawal of the Notice (with this Agreement deemed to evidence such withdrawal) and any and all related materials and notices submitted to the Company in connection therewith or related thereto, and (b) cease and take no further action in connection with the solicitation of proxies in connection with the Notice and/or the 2023 Annual Meeting (other than in connection with such withdrawal or Section 12 hereof, and it being understood and agreed that each member of the Investor Group is required to vote his or its Voting Securities beneficially owned as of the record date with respect to the 2023 Annual Meeting, subject to the provisions of this Agreement).

3.　　Voting. From the Effective Date until the Termination Date (the "**Standstill Period**"), each member of the Investor Group agrees that he or it will, and shall cause his or its respective Affiliates to, appear in person or by proxy at each annual or special meeting of stockholders of the Company (including, without limitation, any adjournments or postponements thereof and any meetings which may be called in lieu thereof), whether such meeting is held at a physical location or virtually by means of remote communications, and will vote (or, in connection with any actions taken by written consent of stockholders, execute a consent with respect to) all Voting Securities beneficially owned by it in accordance with the Board's recommendations with respect to (a) the election, removal or replacement of any director and (b) any other proposal to be submitted to the stockholders of the Company by either the Company or any stockholder of the Company; provided, however, that if Institutional Shareholder Services Inc. ("**ISS**") and Glass Lewis & Co. LLC ("**Glass Lewis**") (including, without limitation, any successor thereto) issue a voting recommendation that differs from the Board's recommendation with respect to any proposal submitted to stockholders at a stockholder meeting (other than with respect to the election, removal or replacement of directors), each member of the Investor Group shall be permitted to vote in accordance with ISS's and Glass Lewis's recommendation; provided, further, that each member of the Investor Group shall be permitted to vote in his or its sole discretion on any proposal of the Company in respect of any Extraordinary Transaction.

4.　　Mutual Non-Disparagement.

(a)　　During the Standstill Period, each member of the Investor Group agrees that neither he or it nor any of his or its Affiliates or controlled Associates shall make any public statement, or take any action that is intended to result in a public statement, that constitutes an *ad hominem* attack on, or otherwise is critical, negative towards or derogatory or otherwise disparages, defames or damages the reputation of the Company or its Affiliates or any of the Company's past or current directors, officers or employees. For the avoidance

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of doubt, the Investor Group shall avoid making statements of the nature described herein to employees of the Company as well.

(b) During the Standstill Period, neither the Company nor any of its Affiliates or controlled Associates shall make any public statement, or take any action that is intended to result in a public statement, that constitutes an *ad hominem* attack on, or otherwise is critical, negative towards or derogatory or otherwise disparages, defames or damages the reputation of any member of the Investor Group or his or its Affiliates, or any member of the Investor Group's past or current directors, officers or employees. For the avoidance of doubt, the Company shall avoid making statements of the nature described herein to employees of any member of the Investor Group as well.

(c) Notwithstanding the foregoing, nothing in this Section 4 or elsewhere in this Agreement shall prohibit any Party from making any statement or disclosure required under the federal securities laws or other applicable laws (including, without limitation, to comply with any subpoena or other legal process from any governmental or regulatory authority with competent jurisdiction over the relevant Party hereto) or stock exchange regulations, or from making any truthful statement to any other Party or any of its Representatives so long as, and to the extent that, such statement is not in breach of any confidentiality obligations such Party may have.

(d) The limitations set forth in Sections 4(a) or (b), as applicable, shall not prevent any Party from responding to any public statement made by the other Party of the nature described in Sections 4(a) or (b), as applicable, if such statement by the other Party was made in breach of this Agreement.

5. No Litigation. During the Standstill Period, each Party covenants and agrees that it shall not, alone or in concert with others, initiate or pursue, any lawsuit, claim or proceeding (including, without limitation, with respect to any member of the Investor Group, commencing or knowingly encouraging or supporting any derivative action in the name of the Company or any class action against the Company or any of its officers or directors, in each case with the intent of circumventing any terms of this Agreement) before any court or governmental, administrative or regulatory body (collectively, a "**Legal Proceeding**") against (a) with respect to any member of the Investor Group, the Company or any of its Representatives (solely in the context of their representation of the Company in connection with the subject matter of this Agreement), and (b) with respect to the Company, each member of the Investor Group or any of his or its Representatives (solely in the context of their representation of any member of the Investor Group in connection with the subject matter of this Agreement); provided, however, that nothing in this Agreement (including, without limitation, the foregoing and Section 6) shall prevent (w) any Party or any of its Representatives from responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (a "**Legal Requirement**") in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, or on behalf of, such Party, (x) litigation by any Party to enforce the provisions of this Agreement, (y) counterclaims with respect to any proceeding initiated by a Party in breach of this Agreement and (z) the exercise of statutory appraisal rights; provided, further, that in the event that such Party or any of its Representatives receives such Legal Requirement, such Party shall, unless prohibited by applicable law, give prompt written notice of such Legal Requirement to the other Party.

6. <u>Releases</u>.

(a)   As of the Effective Date, each member of the Investor Group, on behalf of themselves and each member of the Investor Released Group, permanently, fully and completely releases, acquits and discharges the Company, and the Company's subsidiaries, joint ventures and partnerships, successors, assigns, officers, directors, partners, members, managers, principals, predecessor or successor entities, agents, employees, stockholders, auditors, advisors, consultants, attorneys, insurers, heirs, executors, administrators, successors and assigns of any such person (in each case, in their capacities as such) (collectively, the "**Company Released Group**"), jointly or severally, of and from any and all claims, demands, damages, causes of action, debts, liabilities, controversies, judgments, and suits of every kind and nature whatsoever, direct or derivative, foreseen, unforeseen, known or unknown, that any member of the Investor Group has had, now has, or may have against any of the Company and/or the Company Released Group arising out of or in any way related to any member of the Investor Group's involvement with the Company, including without limitation, employment at the Company or ownership of securities of the Company, collectively, jointly or severally, at any time prior to and including the Effective Date (the "**Investor Group Release**").

(b)   As of the Effective Date, the Company, on behalf of itself and each member of the Company Released Group, permanently, fully and completely releases, acquits and discharges each member of the Investor Group, and the Investor Group's subsidiaries, joint ventures and partnerships, successors, assigns, officers, directors, partners, members, managers, principals, predecessor or successor entities, agents, employees, stockholders, auditors, advisors, consultants, attorneys, insurers, heirs, executors, administrators, successors and assigns of any such person (in each case, in their capacities as such) (collectively, the "**Investor Released Group**"), jointly or severally, of and from any and all claims, demands, damages, causes of action, debts, liabilities, controversies, judgments, and suits of every kind and nature whatsoever, direct or derivative, foreseen, unforeseen, known or unknown, that the Company has had, now has, or may have against any member of the Investor Group and/or the Investor Released Group arising out of or in any way related to any member of the Investor Group's involvement with the Company, including without limitation, employment at the Company or ownership of securities of the Company, collectively, jointly or severally, at any time prior to and including the Effective Date (the "**Company Release**" and together with the Investor Group Release, the "**Releases**").

(c)   The Parties each acknowledge that as of the time of the Effective Date, the Parties may have claims against one another that a Party does not know or suspect to exist in his or its favor, including, without limitation, claims that, had they been known, might have affected the decision to enter into this Agreement, or to provide the releases set forth in this <u>Section 6</u>. In connection with such any such claims, the Parties agree that they intend to waive, relinquish, and release any and all provisions, rights, and benefits any state or territory of the United States or other jurisdiction that purports to limit the application of a release to unknown claims, or to facts unknown at the time the release was entered into. In connection with this waiver, the Parties acknowledge that they, or any of them, may (including after the Effective Date) discover facts in addition to or different from those known or believed by them to be true with respect to the subject matter of the releases set forth in this Section 6, but it is the intention of the Parties to complete, fully, finally, and forever compromise, settle, release, discharge, and extinguish any and all claims that they may have one against another, known or unknown, suspected or unsuspected, contingent or absolute, accrued or unaccrued, apparent or unapparent, that now exist or previously existed, without regard to the subsequent discovery of additional or different facts. The Parties acknowledge that the foregoing waiver is a key, bargained-for element to this Agreement and the Releases that are part of it.

(d)　　The Releases provided for in this Section 6 are intended to be broad, and this breadth is a bargained-for feature of this Agreement. Notwithstanding anything to the contrary herein, the Releases provided for in this Section 6 shall not apply to (i) the Preserved Indemnification Rights and (ii) any rights or duties under this Agreement or (iii) any claims or causes of action that any Party may have for the breach or enforcement of any provision of this Agreement.

7.　　Standstill.

(a)　　During the Standstill Period, each member of the Investor Group agrees that he or it shall not, and shall cause his or its Affiliates and controlled Associates not to, directly or indirectly:

(i) acquire, offer or seek to acquire, agree to acquire, or acquire rights or options to acquire (except by way of stock dividends or other distributions or offerings made available to holders of Voting Securities generally on a pro rata basis or pursuant to an Extraordinary Transaction), whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a group, through swap or hedging transactions or otherwise, any securities of the Company (other than through a broad-based market basket or index), any rights decoupled from the underlying securities of the Company, or any derivative securities, contracts or instruments in any way related to the price of shares of Common Stock, or any assets or liabilities of the Company;

(ii)　　make any public announcement or proposal with respect to, or publicly offer or propose, (A) any form of business combination or acquisition or other transaction relating to all or substantially all of the assets or securities of the Company or any of its subsidiaries, (B) any form of restructuring, recapitalization or similar transaction with respect to the Company or any of its subsidiaries or (C) any form of tender or exchange offer for Voting Securities, whether or not such transaction involves a Change of Control; it being understood that the foregoing shall not prohibit any member of the Investor Group or his or its Affiliates or Associates from (x) selling or tendering his or its shares of Common Stock, and otherwise receiving consideration, pursuant to any such transaction or (y) voting on any such transaction in accordance with Section 3;

(iii)　　engage in, or knowingly assist in the engagement in (including, without limitation, engagement by use of or in coordination with a universal proxy card) any solicitation of proxies or written consents to vote any Voting Securities, or conduct any type of binding or nonbinding referendum with respect to any Voting Securities, or participate in any other way, directly or indirectly, in any solicitation of proxies (or written consents) with respect to, or from the holders of, any Voting Securities, or otherwise become a "participant" in a "solicitation," as such terms are defined in Instruction 3 of Item 4 of Schedule 14A and Rule 14a-1 of Regulation 14A, respectively, under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "**Exchange Act**"), to vote any securities of the Company (including, without limitation, by initiating or knowingly encouraging or participating in any "withhold" or similar campaign), in each case, other than in a manner that is consistent with the Board's recommendation on a matter;

(iv)   advise or knowingly encourage any person with respect to the voting of (or execution of a written consent in respect of) or disposition of any securities of the Company, other than in a manner that is consistent with the Board's recommendation on a matter;

(v)   other than in open market sale transactions whereby the identity of the purchaser is not known, sell, offer or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, the securities of the Company or any rights decoupled from the underlying securities held by the Investor Group to any Third Party with a known history of activism or known plans to engage in activism (in each case, known to the seller); provided that with respect to each of Bristol Investment Fund, Ltd., Bristol Capital Advisors, LLC and Mr. Kessler, the foregoing shall not apply to or restrict any sale transaction in the securities of the Company to any Third Party who has filed a Schedule 13G or 13D with respect to the Company on or prior to the Effective Date;

(vi)   intentionally take any action in support of or make any proposal or request that constitutes or would result in: (A) advising, replacing or influencing any director or the management of the Company, including, without limitation, any plans or proposals to change the number or term of directors or to fill any vacancies on the Board, (B) any material change in the capitalization, stock repurchase programs and practices or dividend policy of the Company, (C) any other material change in the Company's management, business or corporate structure, (D) seeking to have the Company waive or make amendments or modifications to the Bylaws or the Articles of Incorporation, or other actions that could reasonably be expected to impede or facilitate the acquisition of control of the Company by any person, (E) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange, or (F) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act (in each case except as otherwise permitted by Section 1 or Section 3 hereof);

(vii)   communicate with stockholders of the Company or others pursuant to Rule 14a-1(l)(2)(iv) under the Exchange Act (other than in connection with an Extraordinary Transaction);

(viii)   call or seek to call, or request the call of, alone or in concert with others, any meeting of stockholders, whether or not such a meeting is permitted by the Bylaws, including, without limitation, a "town hall meeting";

(ix)   deposit any Voting Securities in any voting trust or subject any Voting Securities to any arrangement or agreement with respect to the voting of any Voting Securities (other than (A) any such voting trust, arrangement or agreement solely among the Investor Group and its Affiliates that is otherwise in accordance with this Agreement or (B) customary brokerage accounts, margin accounts, prime brokerage accounts and the like);

(x)   knowingly encourage or advise any person to submit nominations in furtherance of a "contested solicitation" for the election or removal of directors with respect to the Company, or knowingly encourage or advise any person to take any other action with respect to the election or removal of any directors;

(xi)   form, join or in any other way participate in any "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Voting Security; provided, however, that nothing herein shall limit the ability of an Affiliate of a member of the Investor Group to join or in any way participate in a "group" solely among members of the Investor Group and their Affiliates, so long as any such Affiliate agrees to be subject to, and bound by, the terms and conditions of this Agreement and, if required under the Exchange Act, files a Schedule 13D or an amendment thereof, as applicable, within two (2) business days after disclosing that the Investor Group has formed a group with such Affiliate;

(xii)   demand a copy of the Company's list of stockholders or its other books and records or make any request pursuant to Rule 14a-7 under the Exchange Act or under any statutory or regulatory provisions of Nevada providing for stockholder access to books and records (including, without limitation, lists of stockholders) of the Company;

(xiii)   make any request or submit any proposal to amend or waive the terms of this Section 7 other than through non-public communications with the Company that are not reasonably expected to trigger public disclosure obligations for any Party; or

(xiv)   enter into any discussions, negotiations, agreements or understandings with any person to take any action the Investor Group is prohibited from taking pursuant to this Section 7, or advise, knowingly encourage or seek to persuade any person to take any action or make any statement the Investor Group is prohibited from taking or making pursuant to this Section 7.

(b)   Notwithstanding anything to the contrary contained in Section 7(a) or elsewhere in this Agreement, (i) the Investor Group shall not be prohibited or restricted from: (A) communicating privately with members of the Board or officers of the Company regarding any matter in a manner consistent with communications that may be reasonably made by all stockholders of the Company, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications by any Party; (B) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over the Investor Group; provided, that an intentional breach by any member of the Investor Group of this Agreement is not the cause of the applicable requirement; or (C) communicating with stockholders of the Company and others in a manner that does not otherwise violate this Agreement and (ii) the provisions of Section 7(a) shall not limit in any respect the actions of any director of the Company in his or her capacity as such, recognizing that such actions are subject to such director's fiduciary duties to the Company and its stockholders and the Company Policies (it being understood and agreed that no member of the Investor Group shall take any actions to indirectly violate any provision of Section 7(a)). The provisions of Section 7(a) shall also not prevent any member of the Investor Group from freely voting his or its shares of Common Stock (except as otherwise provided in Section 3). Additionally, notwithstanding anything to the contrary contained in Section 7(a) or elsewhere in this Agreement, Mr. Derycz shall be permitted to transfer to Bristol Capital Advisors, LLC, and Bristol Capital Advisors, LLC shall be permitted to receive from Mr. Derycz, up to 20,000 shares of Common Stock on or prior to December 31, 2023, which transfer shall not constitute a Proposed Sale or be subject to the Right of First Refusal (each as defined below) under Section 8.

(c)   Nothing in this Agreement shall limit in any respect the actions or rights of any director of the Company (including, for the avoidance of doubt, the New Director) under applicable law in his or her capacity as such. Without limiting the foregoing, the New Director shall have the same (i) access to members of management as every other director and (ii) rights as every other director to access the books and records of the Company and to make information requests of management in order to facilitate these rights.

8.   Right of First Refusal.

(a)   During the Standstill Period, Mr. Derycz hereby grants the Company an exclusive option (the "**Right of First Refusal**") to purchase any securities of the Company, or have its third-party investor relations firm, on behalf of the Company, identify a purchaser for such securities, offered by Mr. Derycz that Mr. Derycz proposes to transfer in a single transaction or series of related transactions in a privately negotiated transaction (any such proposed transfer, a "**Proposed Sale**"). A Proposed Sale shall not include (i) any open market sale transactions or (ii) any transfer from Mr. Derycz to an Affiliate, Associate or an immediate family member (solely to extent in accordance and consistent with Mr.

Derycz's previous estate planning practices); provided, however, that Mr. Derycz shall (x) cause any such Affiliates, Associates or immediate family member to comply with this Section 8 and (y) be responsible for any breach of this Section 8 by any such Affiliate, Associate or immediate family member that results from actions by such Affiliate, Associate or immediate family member, which, if taken by Mr. Derycz, would violate this Section 8.

(b)   Before Mr. Derycz may effect a Proposed Sale, Mr. Derycz shall provide written notice (the "**ROFR Notice**") to the Company stating (i) Mr. Derycz's bona fide intention to transfer shares in a Proposed Sale, (ii) the number of shares to be transferred to such transferee (the "**Transfer Shares**"), and (iii) the bona fide cash price or other consideration for which Mr. Derycz proposes to transfer such shares (the "**Offer Price**"). Mr. Derycz shall be permitted to withdraw any ROFR Notice at any time prior to receipt of notice of the Company's intent to exercise the Right of First Refusal.

(c)   The Company shall have five (5) business days from the time of its receipt of the ROFR Notice to give written notice to Mr. Derycz of its intent to exercise its Right of First Refusal to acquire, or have its third-party investor relations firm, on behalf of the Company, identify a purchaser for some or all of such Transfer Shares (the "**Exercise Notice**"). The Company shall have five (5) business days after the delivery of a timely Exercise Notice to tender the Offer Price for such shares to Mr. Derycz. Upon receipt of the Offer Price, Mr. Derycz shall take all actions necessary to convey title to such Transfer Shares to the Company or its assignee, and Mr. Derycz shall have no further rights to such Transfer Shares.

(d)   If the Company affirmatively declines or fails to properly exercise its Right of First Refusal or fails to provide a timely Exercise Notice, Mr. Derycz shall be free to sell the Transfer Shares; provided, however, that as a condition to such sale, the transferee shall take such Transfer Shares; provided, further, that such Proposed Sale shall be consummated within 30 days after receipt of the ROFR Notice by the Company and shall be consummated on terms no less favorable to Mr. Derycz than the terms proposed in the ROFR Notice. To the extent that such Proposed Sale is not consummated within this time period, Mr. Derycz will be obligated to send a new ROFR Notice to the Company, and the provisions and procedures described in this Section 8 shall continue to apply.

(e)   The Parties agree that the Company may assign the Right of First Refusal to one or more purchasers identified by the Company's third-party investor relations firm, as named in the Exercise Notice.

9.   Representations and Warranties of the Company. The Company represents and warrants to the Investor Group that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights and remedies of creditors and subject to general equity principles and (c) the execution, delivery

and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, or any material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound. In addition to the foregoing, the Company represents and warrants to the Investor Group that, other than the Pending Claims listed on <u>Exhibit A</u>, the Company and its Representatives are not aware of any pending claims against Mr. Derycz related to, arising out of or in connection to his prior service as a director or officer of, or in any other position with, the Company or any of its Affiliates.

10. <u>Representations and Warranties of the Investor Group</u>. Each member of the Investor Group represents and warrants to the Company solely for and on behalf of himself or itself that (a) this Agreement has been duly and validly authorized, executed and delivered by such member of the Investor Group, and constitutes a valid and binding obligation and agreement of such member of the Investor Group, enforceable against such member of the Investor Group in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights and remedies of creditors and subject to general equity principles, (b) the Investor Group beneficially owns an aggregate of 5,921,930 shares of Common Stock, (c) the signatory for such member of the Investor Group has the power and authority to execute this Agreement and any other documents or agreements entered into in connection with this Agreement on behalf of himself or itself and the applicable member of the Investor Group associated with that signatory's name, and to bind such member of the Investor Group to the terms hereof and thereof, (d) the execution, delivery and performance of this Agreement by such member of the Investor Group does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or any material agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (e) such member of the Investor Group shall not seek, and such member of the Investor Group acknowledges that he or it will not have the right to receive, confidential information concerning the Company from the New Director, and (f) such member of the Investor Group is not and will not become party to any agreement, arrangement or understanding (whether written or oral) with the New Director with respect to such person's service as a director on the Board. In addition to the foregoing, Mr. Derycz represents and warrants to the Company that, other than those Pending Claims listed on <u>Exhibit A</u>, Mr. Derycz is not aware of any claims for indemnification or advancement of his expenses related to, arising out of or in connection to his prior service as a director or officer of, or in any other position with, the Company or any of its Affiliates.

11. <u>No Other Discussions or Arrangements</u>. Each member of the Investor Group represents and warrants that, as of the Effective Date, except as publicly disclosed in his or its SEC filings or otherwise specifically disclosed to the Company in writing prior to the Effective Date, such member of the Investor Group (a) does not own, of record or beneficially, any Voting Securities or any securities convertible into, or exchangeable or exercisable for, any Voting

Securities and (b) has not entered into, directly or indirectly, any agreements or understandings with any person (other than his or its own Representatives) with respect to any potential transaction involving the Company or the voting or disposition of any securities of the Company.

12.   Press Release and SEC Filings.

(a)   Promptly following the Effective Date, the Company shall issue a press release in substantially the form attached hereto as Exhibit B (the "**Press Release**") announcing certain terms of this Agreement. Neither the Company nor the Investor Group shall make or cause to be made, and the Company and the Investor Group shall cause their respective Affiliates and controlled Associates not to make or cause to be made, any public announcement or statement with respect to the subject matter of this Agreement that is contrary to the statements made in the Press Release or the terms of this Agreement, except as required by law or the rules of any stock exchange or with the prior written consent of the other Party.

(b)   The Company shall file with the SEC a Current Report on Form 8-K reporting its entry into this Agreement and including this Agreement as an exhibit thereto (the "**Form 8-K**"). The Form 8-K shall be consistent with the terms of this Agreement. The Company shall provide the Investor Group with a reasonable opportunity to review and comment on the Form 8-K prior to the filing with the SEC and consider in good faith any such comments of the Investor Group.

(c)   No later than two (2) business days following the Effective Date, the Investor Group shall file with the SEC an amendment to that certain Schedule 13D, filed with the SEC on September 17, 2013, as amended (the "**Investor Group Schedule 13D**"), in compliance with Section 13 of the Exchange Act reporting its entry into this Agreement (the "**Investor Group Schedule 13D Amendment**"). The disclosures in the Investor Group Schedule 13D Amendment relating to this Agreement shall be consistent with the terms of this Agreement. The Investor Group shall provide the Company with a reasonable opportunity to review and comment on the Investor Group Schedule 13D Amendment prior to it being filed with the SEC and consider in good faith any such comments of the Company.

13.   Term; Termination. The term of this Agreement shall commence on the Effective Date and shall remain in effect until the date that is the earlier of (a) thirty (30) days after the conclusion of the 2024 Annual Meeting, and (b) December 30, 2024 (such date, the "**Termination Date**"); provided, that (c) the Investor Group may earlier terminate this Agreement if the Company commits a material breach of its obligations under this Agreement that (if capable of being cured) is not cured within fifteen (15) days after the Company's receipt of written notice specifying the material breach from the Investor Group, and (d) the Company may earlier terminate this Agreement if any member of the Investor Group commits a material breach of this Agreement that (if capable of being cured) is not cured within fifteen (15) days after the Investor Group's receipt of written notice thereof from the Company specifying the material breach. Notwithstanding the foregoing, the provisions of Section 15 through Section 25 shall survive the termination of this Agreement. Termination of this Agreement shall not relieve any Party from its responsibilities in respect of any breach of this Agreement prior to such termination.

14.   Expenses. Each Party shall be responsible for its own fees and expenses in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby; provided, however, that the Company shall pay to the Investor Group an amount not to exceed $100,000 in the aggregate, (a) in exchange for the Investor Group Release from the Investor Group set forth in Section 6(a), in connection with the Pending Claims, and (b) as reimbursement for reasonable, documented out-of-pocket fees and expenses incurred in connection with the matters related to the 2023 Annual Meeting, including, without limitation, the negotiation and execution of this Agreement and the transactions contemplated hereby.

15.   Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdiction other than those of the State of Nevada. Each Party irrevocably (a) agrees that it shall bring any suit, action, or other proceeding in respect of any claim arising out of or related to this Agreement (each, an "**Action**") exclusively in any state or federal court located in Clark County, Nevada or another federal or state court of competent jurisdiction, (b) waives any jurisdictional defenses (including, without limitation, personal jurisdiction and venue) to any such Action, (c) waives any objection that such courts identified in clause (a) are an inconvenient forum or do not have jurisdiction over any Party and (d) agrees that service of process upon such Party in any such Action shall be effective if notice is given in accordance with Section 19 of this Agreement. Each Party agrees that a final judgment in any Action brought in the courts identified in clause (a) shall be conclusive and binding upon each of the Parties and may be enforced in any other courts, the jurisdiction of which each of the Parties is or may be subject, by suit upon such judgment.

16.   Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

17.   Specific Performance. Each of the Parties acknowledges and agrees that irreparable injury to the other Parties may occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that such injury may not be adequately compensable by the remedies available at law (including, without limitation, the payment of money damages). It is accordingly agreed that each of the Parties (the "**Moving Party**") shall be entitled to seek specific enforcement of, and injunctive or other

equitable relief as a remedy for any such breach or to prevent any violation or threatened violation of, the terms hereof, and the other Parties will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. The Parties further agree to waive any requirement for the security or posting of any bond in connection with any such relief. The remedies available pursuant to this Section 17 shall not be deemed to be the exclusive remedies for a breach of this Agreement but shall be in addition to all other remedies available at law or equity.

18.   Certain Definitions. As used in this Agreement:

(a)   "**Affiliate**" shall mean any "Affiliate" as defined in Rule 12b-2 promulgated by the SEC under the Exchange Act, including, without limitation, persons who become Affiliates subsequent to the Effective Date;

(b)   "**Articles of Incorporation**" shall mean the Articles of Incorporation of the Company, as may be amended, corrected, or amended and restated from time to time;

(c)   "**Associate**" shall mean any "Associate" as defined in Rule 12b-2 promulgated by the SEC under the Exchange Act, including, without limitation, persons who become Associates subsequent to the Effective Date;

(d)   "**beneficial owner**," "**beneficial ownership**" and "**beneficially own**" shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act;

(e)   "**business day**" shall mean any day other than a Saturday, Sunday or day on which the commercial banks in the State of New York are authorized or obligated to be closed by applicable law;

(f)   "**Bylaws**" shall mean the Amended and Restated Bylaws of the Company, as may be amended, corrected, or further amended and restated from time to time;

(g)   "**Change of Control**" shall be deemed to have taken place if (i) any person is or becomes a beneficial owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the equity interests and voting power of the Company's then-outstanding equity securities or (ii) the Company enters into a stock-for-stock transaction whereby immediately after the consummation of the transaction the Company's stockholders retain, directly or indirectly, less than fifty percent (50%) of the equity interests and voting power of the surviving entity's then-outstanding equity securities;

(h)   "**Extraordinary Transaction**" shall mean any equity tender offer, equity exchange offer, merger, acquisition, joint venture, business combination, financing, recapitalization, reorganization, restructuring, disposition, distribution, or other transaction with a Third Party that, in each case, would result in a Change of Control of the Company, liquidation, dissolution or other extraordinary transaction involving a majority of its equity securities or a majority of its assets (determined on a consolidated basis), and, for the avoidance of doubt, including, without limitation, any such transaction with a Third Party that is submitted for a vote of the Company's stockholders;

15

(i) "**person**" or "**persons**" shall mean any individual, corporation (including, without limitation, not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind, structure or nature;

(j) "**Representative**" shall mean a person's Affiliates and Associates and its and their respective directors, officers, employees, partners, members, managers, consultants, legal or other advisors, agents and other representatives; provided, that when used with respect to the Company, "Representative" shall not include any non-executive employees or Mr. Derycz;

(k) "**Third Party**" shall mean any person that is not (i) a party to this Agreement, (ii) a member of the Board, (iii) an officer of the Company or (iv) an Affiliate of any Party; and

(l) "**Voting Securities**" means the Common Stock and any other securities of the Company entitled to vote in the election of directors.

19.   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of delivery), (b) one business day after being sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by email (with confirmation of transmission) if sent during normal business hours, and on the next business day if sent after normal business hours; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the addresses set forth in this Section 19 (or to such other address that may be designated by a Party from time to time in accordance with this Section 19).

If to the Company, to its address at:

Research Solutions, Inc.
10624 S. Eastern Avenue, Ste. A-614
Henderson, NV 89052
Attention: William Nurthen
Email: bnurthen@reprintsdesk.com

with a copy (which shall not constitute notice) to:

Vinson & Elkins L.L.P.
1114 Avenue of the Americas, 32nd Floor
New York, NY 10036
Attention: Lawrence S. Elbaum
               Patrick Gadson

Email: lelbaum@velaw.com
     pgadson@velaw.com

If to the Investor Group, to each of their addresses at:

Peter Derycz
2355 Westwood Boulevard, #739
Los Angeles, CA 90064
Email: trichicanovegano@gmail.com

Bristol Capital Advisors, LLC
555 Marin Street, Suite 140
Thousand Oaks, CA 91360
Attention: Paul L. Kessler
     Amy Wang
Email: pkessler@bristolcompanies.net
     amy@bristolcompanies.net

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Attention: Kenneth Mantel
     Thomas Fleming
Email: kmantel@olshanlaw.com
     tfleming@olshanlaw.com

20. <u>Entire Agreement</u>. This Agreement constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter. This Agreement may be amended, modified or supplemented only by an agreement in writing signed by each Party.

21. <u>Severability</u>. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22. <u>Counterparts</u>. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

23. <u>Assignment</u>. No Party may assign any of its rights or delegate any of its obligations hereunder without the prior written consent of the other Parties; <u>provided</u>, that each Party may assign any of its rights and delegate any of its obligations hereunder to any person that acquires

substantially all of that Party's assets, whether by stock sale, merger, asset sale or otherwise. Any purported assignment or delegation in violation of this Section 23 shall be null and void. No assignment or delegation shall relieve the assigning or delegating Party of any of its obligations hereunder. This Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

24. <u>Waivers</u>. No waiver by any Party of any of the provisions of this Agreement shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

25. <u>Interpretation</u>. Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said counsel. Each of the Parties and its respective counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the Parties shall be deemed the work product of all Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is expressly waived by each of the Parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation. The headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement. In this Agreement, unless a clear contrary intention appears, (a) the word "including" (in its various forms) means "including, without limitation;" (b) the words "hereunder," "hereof," "hereto" and words of similar import are references in this Agreement as a whole and not to any particular provision of this Agreement; (c) the word "or" is not exclusive; (d) references to "Sections" in this Agreement are references to Sections of this Agreement unless otherwise indicated; and (e) whenever the context requires, the masculine gender shall include the feminine and neuter genders.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, the Parties have executed this Agreement to be effective as of the Effective Date.

THE COMPANY:

RESEARCH SOLUTIONS, INC.

By: /s/ William Nurthen
Name: William Nurthen
Title: Chief Financial Officer

THE INVESTOR GROUP:

PETER DERYCZ

/s/ Peter Derycz

BRISTOL INVESTMENT FUND, LTD.

By: /s/ Paul Kessler
Name: Paul Kessler
Title: Director

BRISTOL CAPITAL ADVISORS, LLC

By: /s/ Paul Kessler
Name: Paul Kessler
Title: Manager and Chief Executive Officer

PAUL KESSLER

/s/ Paul Kessler

Signature Page to
Cooperation Agreement